

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via E-mail

Chang Ya-Ping
Tiger Jiujiang Mining, Inc.
6F, No.81 Meishu East 6 Road,
Kaohsiung, Taiwan 804

      Re: Tiger Jiujiang Mining, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed April 8, 2011
            File No. 333-166823

Dear Ms. Chang:

      We have reviewed your response letter dated April 8, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   Please update your financial statements for the audited annual period ended February 28, 2011 and all related disclosure. Refer to Rule 8-08(b) of Regulation S-X.

2.   Please continue to include relevant updates in each amendment. For instance, we note your statement on page 46 that you intend to become a reporting issuer during 2010 after your S-1 registration statement is declared effective. As another example, we note your disclosure at page 30 that your option agreement will terminate automatically pursuant to its terms on May 31, 2011 unless on or before that date Tiger has incurred exploration expenditures of a minimum of US$20,000 on the property. As of the date of the prospectus, Tiger had not performed any work on the property or spent any money on research and development activities. As May 31, 2011 approaches, please revise your disclosure to address the prospect of the agreement terminating.

3.   We note your response to comment two in our letter dated February 17, 2011, and have reconsidered this issue. Your language that "once the shares are eligible for quotation on the OTC-BB they may be sold at prevailing market prices or privately negotiated prices" indicates that you will be conducting an at the market offering. As noted in your response to prior comment four from our letter dated October 5, 2010, even with respect to the selling stockholders, you are conducting a primary offering with the selling stockholders as underwriters. As noted in comment six in our letter dated June 10, 2010, you cannot conduct a primary offering that is at the market, and must conduct such offering at a fixed price for the duration of the offering. Please revise throughout to clarify that you will be conducting all offerings covered by this registration statement at the fixed price of $0.05 for the duration of the offerings.

4.   You make numerous references to "our engineers and geoscientists." Please clarify in each instance where you discuss your engineers and geoscientists whether you have hired or contracted with any engineers or geoscientists.

Overview of Our Business, page 5

5.   We note your statement on page 17 that "[i]f phase II is not favourable, we will terminate the option and cease operations" and the similar risk factor on page 10. Please provide this disclosure in the "Overview of Our Business" section. Provide sufficient background information in this section to explain phase II, including the preconditions to proceeding with phase II, the activities you will conduct in phase II, the amount of resources required and the amount of resources available for phase II, and how you will determine that phase II is not favorable such that you will terminate the option and cease operations.

Risk Factors, page 6

6.   Please ensure that the risk factors immediately follow the "Risk Factors" heading. In this regard, move the "Cautionary Statement Regarding Forward-Looking Statements" section so that it follows all the risk factors. Please also move the "Foreign Currency and Exchange Rates" and "Glossary of Exploration Terms" sections.

7.   Revise risk factor number 8 or 12 on page 10 to disclose whether your sole officer and director has ever visited the Tiger gold property, and how many times she plans to visit the property in the next 12 months.

8.   In risk factor number 7 on page 15 regarding dilution, please disclose that you have agreed to issue 1,000,000 shares to Kiukiang upon completion of a phase I exploration program, in the event a geologist report recommends further work be carried out on the Tiger property.

9.   We re-issue comment seven in our letter dated February 17, 2011. Please revise the following sentence on page 16, as specifically mentioned in our comment: "Although China favors foreign investment and until recently has provided taxation and other benefits for such investment in the development of their economy…."

10.   We note your response to comment nine in our letter dated February 17, 2011. Please refer to your revised disclosure at page 16 that you intend to "find some alternate structure in the meantime, for example, Kiukiang holding the property in trust on behalf of Tiger," until you formally enter into a joint venture with Kiukiang and commence mining operations on your property. Please explain more clearly the objectives and consequences of the alternative structure you propose.

11.   We note your response to comment ten in our letter dated February 17, 2011. Where you use such words as "foreign" and "repatriate," it is sometimes unclear whether you are speaking from a Chinese or an American perspective. Please revise your risk-factor disclosure to clarify your usage. Also, please refer to the following sentence on page 16: "Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities." Assuming you are referring to capital investments outside of China made by enterprises which are Chinese but which have foreign investors, it is unclear how this disclosure is relevant to Tiger. Please revise or advise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Giuliano, Staff Accountant, at (202) 551-3319, or in his absence Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker for

                                        H. Roger Schwall
                                        Assistant Director